Independent Accounting Review of Consolidated Financial Statements for:

ReCapturit©

For Years 2020 and 2021

December 20th, 2022

Marschall Accounting Services LLC
Jessica I. Marschall, CPA

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

Contents

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

Accountant's Review Report

December 20th, 2022

Mr. Larry LaMotte, President and CEO
Mr. John L. Harlow, CFO
ReCapturit©

Re: Financial Statement Accounting Review

Dear Mr. LaMotte and Mr. Harlow,

The following report presents our findings after a review of ReCapturit© financial statements.

We performed a financial statement review of financial statements for ReCapturit© for FY 2020 and 2021 YTD. We followed AICPA Standards for Accounting and Review Services. Our results do not include an opinion on the fairness of the financial statements, attempts to ensure proper application of GAAP, or any other audit or attestation services.

The report was revised with corrected financial statements, which supersedes the report issued on October 24th, 2022.

Our services provided a review of financial statements including the balance sheet, income statement, statement of cash flows, as well as bank statement reconciliations.

We have reviewed the accompanying balance sheet as well the statement of income and the statement of cash flows, along with the reports showing changes in equity. As detailed within the report, analytical procedures were applied to the evaluation of the statements and the underlying accounting and management procedures based upon a review of the financial statements and interviews with management.

It is the responsibility of management for the preparation of financial statements and to ensure they are accurate and follow Generally Accepted Accounting Standards (GAAP). Internal controls must be designed, implemented, and maintained to ensure accurate preparation and fair presentation of the financial statements and to ensure they are free from material misstatement.

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

The scope of an Accountant's Review is considerably smaller and more limited scope than an audit. An audit expresses an opinion regarding the financial statements as a whole. We express no such opinion. Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services (SAS) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of our procedures provide a reasonable basis for my report.

Based upon my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The report includes 19 pages.

After issuing our final written report, we have no responsibility to update it for events and circumstances that occur after that date.

Our fee was complementary due to Jessica I. Marschall, CPAs professional relationship with ReCapturit©. The review was conducted on strictly qualitative standards without bias. Ms. Marschall's exercised her CPA duty of care and unbiased reporting.

ReCapturit© agrees to defend, indemnify and hold Marschall Accounting Services LLC and its principals and employees harmless from any and all obligations, claims, charges, expenses, or costs of any nature whatsoever, including, without limitation, reasonable investigation and reasonable attorney's fees arising out of, or in connection with, the performance of the report herein, except where such obligations, claims, charges, expenses or costs are incurred as a result of Marschall Accounting Services LLC's gross negligence or willful misconduct as determined by a court of competent jurisdiction. The indemnification shall survive the completion of the services rendered by Marschall Accounting Services LLC and shall inure to the benefit of the heirs, personal representatives, successors, and assigns of each indemnified person.

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

Marschall Accounting Services LLC
Individual and Small Business Tax Consultation
Jessica I. Marschall, CPA

The final report is copyrighted by Marschall Accounting Services LLC. It shall remain our property and no copies or reproductions shall be allowed without written consent until such time as outstanding balance is paid. We shall have unlimited discretion to retain, discard, or dispose of our work files but we will at all times maintain all such information and materials in strictest confidence. In the event of a withdrawal, we would only be liable to return those materials and documents supplied by the client and the unused portion of the retainer.

In accordance with the final rules published by the Federal Trade Commission, commonly referred to as the Gramm-Leach-Bliley Act, the following disclosures are made: In the process of preparing a valuation or other financial statement review tasks included in the assignment, we may collect from you or, with your authorization, from others, certain essential information that is non-public and personal, such as information concerning income, expenses, assets, liabilities, and other similar information. We follow professional standards for protecting the confidentiality and security of the non-public personal information collected. We will not disclose any non-public personal information about you to any third party, except as permitted by you or required by law.

We will use our best efforts to keep strictly confidential, the report, its existence, and content as well as any other identifying information. We will nevertheless have no liability to you or any third party for information disclosed in, or pursuant to, any ruling, order, or proceeding of any court or any other judicial or regulatory forum. You give Marschall Accounting Services LLC the right to discuss this matter with your attorney, your accountant, as well as any professional colleagues of ours from whom professional information is sought.

Telefacsimile and email transmissions of any executed original document and/or retransmission of any executed telefacsimile transmission shall be deemed to be the same as the delivery of an executed original. At the request of any party hereto, the other party hereto shall confirm telefacsimile and/or email transmissions by executing duplicate original documents and delivering the same to the requesting party.

It has been a pleasure working with you.

Jessica I. Marschall
Jessica I. Marschall, CPA
Marschall Accounting Services LLC

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

Notes on Financial Statements

Income Statement Review

Income Statements were reviewed to ensure reasonableness of reported revenues and expenses. Bank statement reconciliations were reviewed to ensure proper reconciliation procedures were performed including identifying any uncleared deposits or expenses. The income statements appeared reasonably presented

Balance Sheet Review

Balance Sheets were reviewed to ensure reasonableness of reported revenues and expenses. Bank statement reconciliations were reviewed to ensure proper reconciliation procedures were performed including identifying any uncleared deposits or expenses.

Statement of Cash Flow Review

Statements of Cash Flow were reviewed to ensure reasonableness of reported revenues and expenses. Bank statement reconciliations were reviewed to ensure proper reconciliation procedures were performed including identifying any uncleared deposits or expenses.

Internal Control Review

Management was interviewed to determine if sufficient internal controls are in place as well as continual monitoring to determine when internal controls must be expanded and enhanced. Present policies implement proper separation of duties to ensure no single person has sole access for acquiring assets, maintaining custody of assets, and the record keeping for the assets. Online invoice payment from vendors and lack of cash and check transactions greatly reduces these risks. Inventory of goods sold reside solely with external vendors using ReCapturit©'s services and no inventory controls are necessary. Internal controls included the following provisions.

1. Larry LaMotte has access to check stock, most management team members have access to the company debit card number, and only Larry LaMotte and John Harlow have access and use the credit card numbers.

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

2. Accounts Receivable and Accounts Payable transactions are completed and overseen by ReCapturit©'s accounting team Veritas.

3. John Harlow has oversight of both Accounts Receivable and Accounts Payable to check accuracy. Both Mr. Harlow and Veritas will check vendor lists regularly against internal records to ensure detection of fictitious vendors if created.

4. John Harlow implements procedures to ensure there is no comingling of personal and business assets.

5. Additional procedures to delineate a full general ledger review prior to preparation of the 1120 will be implemented prior to tax submission before 4/15/23, or if extended, 10/15/23.

Equity Review

Under the Company's Articles of Incorporation, the Company is authorized to use up to 20,000,000 shares of $0.00001 par value Common Stock. No other stock type or class was authorized to issue.

Common Stock shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 2022, the number of shares issued and outstanding was as follows:

ReCapturit Inc. Detailed Capitalization Table
As of 05/18/2022 • Generated by John L Harlow (johnharlow@recapturit.com) at 06/28/2022 11:53:31
carta

Stakeholder ID	Name	Common (CS)	optionplan-None	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
d2645e5bad36780d45489119decf8c66	Christopher Dong	28,725		28,725	28,725	.5585%	0.5585%
9e2916abd9885571256261b9a3c5bb66	Gabriel Totusek	4,950		4,950	4,950	.0962%	0.0962%
7f29dedea951bd5d91f42ea1d200572a	Jeffrey T Gleichman	105,826		105,826	105,826	2.0575%	2.0575%
45943e5295870c70dc8e719817a1611c	John Barber	55,279		55,279	55,279	1.0748%	1.0748%
2f533914c8b52fcaea8a735c8adad371	John L Harlow	394,890		394,890	394,890	7.6777%	7.6777%
e3559d62f0951745ab8ba91ecaeba806	Lawrence LaMotte	3,392,439		3,392,439	3,392,439	65.9579%	65.9579%
ecda8caeab2adebcf8853efe4a9c4979	Se Yee Ellen Kwor	17,473		17,473	17,473	.3397%	0.3397%
3c26df4a7302037e1ace63a801f6ed7e	Shane Ralbovsky	255,374		255,374	255,374	4.9651%	4.9651%
403960ac1bae87b5f41b8a4be74aa8e0	Wendy Kramer	279,063		279,063	279,063	5.4257%	5.4257%
	Options and RSU's issued and outstanding						
	Shares available for issuance under the plan						0.0000%
	Fully diluted shares	**5,143,337**			**5,143,337**		**100.0000%**
	Fully Diluted Ownership	**100.0000%**			**100.0000%**		
	Total Shares Outstanding	**5,143,337**		**5,143,337**		**100.0000%**	
	Percentage Outstanding	**100.0000%**		**100.0000%**			
	Price per share						

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

Financial Statement Presentation 2020 ReCapturit© LLC Through 2021 ReCapturit© Inc

Jessica I. Marschall, CPA
President & CEO Marschall Accounting Services LLC
(414) 217-0147
Jmarschall@MarschallAccountingService.com

ReCapturit Inc.
Statement of Changes in Shareholders' Equity
For the Years Ended December 31, 2020 and 2021

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2019	5,143,337			-	-
Issuance of Stock			$ 100,505.81		$ 100,505.81
Net Loss				(38,762.92)	(38,762.92)
Balance at December 31, 2020	5,143,337		$ 100,505.81	$ (38,762.92)	$ 61,742.89
Issuance of Stock			169,296.38		169,296.38
Net Loss				(69,514.14)	(69,514.14)
Balance at December 31, 2021	5,143,337		$ 100,505.81	$ (108,277.06)	$ 161,525.13

ReCapturit

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Checking (7356)	277.62
Wells Fargo Market Savings (5799)	2,631.60
Total Bank Accounts	**$2,909.22**
Other Current Assets	
Money In Transit	0.00
Prepaid Expenses	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$2,909.22**
TOTAL ASSETS	**$2,909.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA Visa Signature **6249	8,982.00
Total Credit Cards	**$8,982.00**
Other Current Liabilities	
Loan from Larry LaMotte	400.00
BECU CC (5332)	25,008.85
Total Loan from Larry LaMotte	**25,408.85**
Loan from Owner	29,233.93
Total Other Current Liabilities	**$54,642.78**
Total Current Liabilities	**$63,624.78**
Total Liabilities	**$63,624.78**
Equity	
Members Contribution	
Members Contribution - Amber Barbee	3,463.41
Members Contribution - Christopher Dong	2,500.00
Members Contribution - Jeffrey Gleichman	7,538.00
Members Contribution - John Barber	4,053.64
Members Contribution - Lawrence Lamotte	71,471.23
Members Contribution - Wendy Kramer	5,000.00
Members Contributions - John Harlow	6,479.53
Total Members Contribution	**100,505.81**
Members Draw (deleted)	-3.00
Opening Balance Equity	0.00
Retained Earnings	-122,455.45

ReCapturit

Balance Sheet

As of December 31, 2020

	TOTAL
Net Income	-38,762.92
Total Equity	**$ -60,715.56**
TOTAL LIABILITIES AND EQUITY	**$2,909.22**

ReCapturit

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Subcontractors Expense	2,825.00
Total Cost of Goods Sold	**$2,825.00**
GROSS PROFIT	**$ -2,825.00**
Expenses	
Employee Related	
Recruiting	352.81
Total Employee Related	**352.81**
General & Administrative	
Bank Fees	998.33
Dues & Subscriptions	727.29
Office Expenses	292.99
Total General & Administrative	**2,018.61**
Hosting	254.32
Interest Expense	1,667.78
IT Expense	
Software & Web Services	6,428.68
Total IT Expense	**6,428.68**
Professional Fees	
Engineering, Product & Design	16,125.21
Finance & Accounting	8,223.02
Legal	2,115.00
Total Professional Fees	**26,463.23**
Purchases	40.67
Sales & Marketing	
Advertising	402.64
Market Research & Analytics	746.72
Promotional Materials	542.28
Total Sales & Marketing	**1,691.64**
Travel	
Ground Transportation & Parking	20.40
Total Travel	**20.40**
Total Expenses	**$38,938.14**
NET OPERATING INCOME	**$ -41,763.14**
Other Income	
Interest Income	0.22
Total Other Income	**$0.22**

ReCapturit

Profit and Loss

January - December 2020

	TOTAL
Other Expenses	
Reconciliation Discrepancies	-3,000.00
Total Other Expenses	**$ -3,000.00**
NET OTHER INCOME	**$3,000.22**
NET INCOME	**$ -38,762.92**

ReCapturit

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,762.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Money In Transit	0.00
Prepaid Expenses	1,943.26
BofA Visa Signature **6249	8,982.00
Loan from Larry LaMotte:BECU CC (5332)	2,689.70
Loan from Owner	-1,216.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,398.89**
Net cash provided by operating activities	**$ -26,364.03**
FINANCING ACTIVITIES	
Members Contribution:Members Contribution - Amber Barbee	3,291.32
Members Contribution:Members Contribution - Jeffrey Gleichman	2,000.00
Members Contribution:Members Contribution - Lawrence Lamotte	17,216.00
Members Contribution:Members Contribution - Wendy Kramer	5,000.00
Members Contribution:Members Contribution-Kyle Huntley (deleted)	-2,500.00
Members Contribution:Members Contributions - John Harlow	2,500.00
Opening Balance Equity	1,216.07
Net cash provided by financing activities	**$28,723.39**
NET CASH INCREASE FOR PERIOD	**$2,359.36**
Cash at beginning of period	549.86
CASH AT END OF PERIOD	**$2,909.22**

ReCapturit

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Member Contributions- Kat Ralbovsky (deleted)	-114.45
Wells Fargo Checking (7356)	1,867.41
Wells Fargo Market Savings (5799)	7,638.94
Total Bank Accounts	**$9,391.90**
Other Current Assets	
Holding Accounts	
Stripe Clearing	54.91
Total Holding Accounts	**54.91**
Money In Transit	0.00
Prepaid Expenses	0.00
Total Other Current Assets	**$54.91**
Total Current Assets	**$9,446.81**
TOTAL ASSETS	**$9,446.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	172.50
Total Accounts Payable	**$172.50**
Credit Cards	
BofA Visa Signature **6249	9,975.39
Total Credit Cards	**$9,975.39**
Other Current Liabilities	
Loan from Larry LaMotte	2,400.00
BECU CC (5332)	24,096.57
Total Loan from Larry LaMotte	**26,496.57**
Loan from Owner	29,233.93
Sales Tax Payable	4.55
Total Other Current Liabilities	**$55,735.05**
Total Current Liabilities	**$65,882.94**
Total Liabilities	**$65,882.94**

ReCapturit

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Members Contribution	
Member Contributions- Kat Ralbovsky	2,728.90
Members Contribution - Amber Barbee	10,768.66
Members Contribution - Christopher Dong	2,500.00
Members Contribution - Ellen Kwor	2,500.00
Members Contribution - Jeffrey Gleichman	12,038.00
Members Contribution - John Barber	4,053.64
Members Contribution - Lawrence Lamotte	119,702.23
Members Contribution - Wendy Kramer	6,450.42
Members Contributions - John Harlow	8,554.53
Total Members Contribution	**169,296.38**
Opening Balance Equity	0.00
Retained Earnings	-156,218.37
Net Income	-69,514.14
Total Equity	**$ -56,436.13**
TOTAL LIABILITIES AND EQUITY	**$9,446.81**

ReCapturit

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income/Stripe	959.10
Stripe Refunds	-573.81
Total Income	**$385.29**
Cost of Goods Sold	
Seller Fees	433.04
Subcontractors Expense	1,657.00
Total Cost of Goods Sold	**$2,090.04**
GROSS PROFIT	**$ -1,704.75**
Expenses	
Employee Related	
Professional Development	968.95
Recruiting	1,799.20
Total Employee Related	**2,768.15**
General & Administrative	
Bank Fees	414.79
Stripe Fees	50.28
Total Bank Fees	**465.07**
Office Expenses	751.91
Other Contractors	172.50
Total General & Administrative	**1,389.48**
Hosting	1,476.96
Interest Expense	2,142.00
IT Expense	
Software & Web Services	26,340.66
Total IT Expense	**26,340.66**
Professional Fees	
Engineering, Product & Design	13,240.85
Finance & Accounting	4,142.00
Legal	1,531.00
Management Consulting & Strategy	2,072.00
Total Professional Fees	**20,985.85**
Sales & Marketing	
Advertising	2,040.91
Events and Conferences	10.00
Marketing Subcontractors	2,981.00
Promotional Materials	4,655.44
Total Sales & Marketing	**9,687.35**

ReCapturit

Profit and Loss

January - December 2021

	TOTAL
Uncategorized Expense	3,046.70
Total Expenses	**$67,837.15**
NET OPERATING INCOME	**$ -69,541.90**
Other Income	
Interest Income	0.69
Total Other Income	**$0.69**
Other Expenses	
Other Miscellaneous Expense	11.53
Reconciliation Discrepancies	-38.60
Total Other Expenses	**$ -27.07**
NET OTHER INCOME	**$27.76**
NET INCOME	**$ -69,514.14**

ReCapturit

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-69,514.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Holding Accounts:Stripe Clearing	-54.91
Accounts Payable	172.50
BofA Visa Signature **6249	993.39
Loan from Larry LaMotte	2,000.00
Loan from Larry LaMotte:BECU CC (5332)	-912.28
Loan from Owner	0.00
Sales Tax Payable	4.55
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,203.25**
Net cash provided by operating activities	**$ -67,310.89**
FINANCING ACTIVITIES	
Members Contribution:Member Contributions- Kat Ralbovsky	2,728.90
Members Contribution:Members Contribution - Amber Barbee	7,305.25
Members Contribution:Members Contribution - Ellen Kwor	2,500.00
Members Contribution:Members Contribution - Jeffrey Gleichman	4,500.00
Members Contribution:Members Contribution - Lawrence Lamotte	48,231.00
Members Contribution:Members Contribution - Wendy Kramer	1,450.42
Members Contribution:Members Contributions - John Harlow	2,075.00
Members Draw (deleted)	3.00
Retained Earnings	5,000.00
Net cash provided by financing activities	**$73,793.57**
NET CASH INCREASE FOR PERIOD	**$6,482.68**
Cash at beginning of period	2,909.22
CASH AT END OF PERIOD	**$9,391.90**